Exhibit 99.1

JM WOWO Announces the Appointment of Four Directors to Company’s Board of Directors With the Closing of the Transaction With JMU

BEIJING, June 17, 2015 (GLOBE NEWSWIRE) — Wowo Limited (the “Company” or “JM WOWO”) (Nasdaq:WOWO), a leading online e-commerce platform that provides integrated B2B2C services in the foodservice industry serving foodservice merchants and consumers in China, today announced that Ms. HuiminWang, Ms. Xiaoxia Zhu, Mr. Feng Pan and Ms. Liyun Cao have been appointed to serve as directors on the Company’s board of directors, effective June 8, 2015, the date the Company’s acquisition (the “Transaction”) of all shares of Join Me Group (HK) Investment Company Limited (“JMU”), as previously announced, was consummated.

“I am excited to welcome these new directors to join our board,” commented Mr. Maodong Xu, the Co-Chairperson of JM WOWO. “All new appointees bring a wealth of knowledge and have a broad range of skills, experience and perspectives that we believe will guide us in the future. Ms. Zhu and Ms. Wang, in particular, are well known for their pioneering efforts in the foodservice industry in China. These directors will serve as excellent resources, and we look forward to their wisdom, counsel and service to our customers and shareholders. With the inclusion of these new board members, I am confident that they will add significant value to the continuous growth of JM WOWO.”

The Company’s board now consists of eleven members. The Co-Chairpersons of the board are Mr. Maodong Xu and Ms. Xiaoxia Zhu.

Ms. Xiaoxia Zhu

Ms. Xiaoxia Zhu has over 18 years of experiences on Chinese hotels and restaurant management and the Internet startups. In 2013, Ms. Zhu, Ms. HuiminWang and over 40 leading catering and hotel brands across China, jointly founded JMU. Ms. Zhu is also the vice chairwoman of China Hotel Association. From 1998 to current, Ms. Zhu founded and served as chief executive officer and chairwoman of Zhejiang Sunward Fishery Restaurant Group Co., Ltd. where she successfully expanded its business operations across multiple regions and brands to become what is now among China’s top 100 catering enterprises.

Ms. Huimin Wang

Ms. Huimin Wang is a co-founder of JMU. Ms. Wang is also the founder of “Xiao Nan Guo” or the “Shanghai Min” brand. At present, Ms. Wang is the chairperson of Xiao Nan Guo Holdings Limited and also chairs the Board of Xiao Nan Guo Restaurants Holdings Limited, a company listed on the Stock Exchange of Hong Kong (code: 3666.HK). Ms. Wang is also the Vice Chairman of China Cuisine Association, China Hotel Association and World Association of Chinese Cuisine.

Mr. Feng Pan

Mr. Pan has worked in the field of supply chain management, the Internet, and strategy consulting over the past 14 years. Mr. Pan joined JMU as executive vice president in 2013, and he participated in the design of JMU’s business model and its strategic investment. From 2005 to 2013, he served as the president of Influence Education Training Group and Influence Education Technology Company where he provided strategic planning for various leading corporations and several public companies. Mr. Pan worked at Midea Group from 2003 to 2005 and Hisense Kelon Group from 2001 to 2003.

Mr. Liyun Cao

Ms. Cao has served as vice president of JMU and president of JMU’s Supply Unit since 2014, and was responsible for the operation and management of its B2B business. From 2001 to 2014, Ms. Cao worked at Zhejiang Sunward Fishery Restaurant Group Co., Ltd. in various roles including Operations Manager of the Jiangsu and Shanghai Districts. In 2012, she was promoted and has served as a director and vice president of Zhejiang Sunward Fishery Restaurant Group Co., Ltd. for two years.

About JM WOWO

JM WOWO currently operates China’s leading online foodservice platform that provides integrated B2B2C services to foodservice merchants and consumers. With the vision of reshaping foodservice industrial rules and building the fair business ecosystem for medium and small foodservice businesses in China, it currently aims to cultivate the traditional offline foodservice businesses using internet tools to create value for foodservice companies, brand suppliers and customers.

Through cooperation with industry associations and hundreds of leading catering and hotel brands across China, JM WOWO has formed the leading industrial alliance and has great resource leverage in China’s foodservice industry. JM WOWO works closely with various reputable buyers and suppliers in the foodservice industry, providing one-stop procurement services, as well as manufacture, marketing and other value-added services, for a variety of foodservice businesses via the B2B platform www.ccjoin.com. JM WOWO also has rich experience operating e-commerce systems for foodservice industry and plans to utilize the industry big data to bring various healthy and convenient food services to more customers via its B2C platform www.55.com.

In the fourth quarter 2014, JM WOWO had over 90,000 foodservice merchant clients spread across 150 cities of China. As of December 31, 2014, JM WOWO had 36.0 million subscribers and 19.6 million activated Mobile Apps installed on mobile devices. As of May 31, 2015, the Company has served over 8,000 food product suppliers.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “ought to”, “plan”, “project”, “potential”, “seek”, “may”, “might”, “can”, “could”, “will”, “would”, “shall”, “should”, “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about JMWOWO’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as JMWOWO’s strategic and operational plans, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: The general economic and business conditions in China may deteriorate. The growth of Internet and mobile user population in China might not be as strong as expected. JMWOWO’s plan to enhance subscriber experience, upgrade infrastructure and increase service offerings might not be well received. JMWOWO might not be able to implement all of its strategic plans as expected. Competition in China may intensify further. All information provided in this press release is as of the date of this press release and are based on assumptions that we believe to be reasonable as of this date, and JMWOWO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more investor information, please visit ir.55.com.

CONTACT: Investors and Media:

Shayla Suen
IR Director, JMWOWO
ir@55.com
Tel: 86-10-59065758

Bill Zima

ICR Inc.
bill.zima@icrinc.com
Tel: 203-682-8200

Wowo Limited